Exhibit 99.1

Sapiens Reports Fourth Quarter and Full Year 2017 Financial Results

HOLON, Israel, March 8, 2018 /PRNewswire/ -- Sapiens International Corporation, (NASDAQ: SPNS) (TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Highlights:

•	Revenue increases 25.4% to $71.6 million. Non-GAAP revenue increased 26.9% from the same period in the prior year to $72.4 million.
•	Operating income totaled $1.1 million, down 79.8% compared to last year. Non-GAAP operating income totaled $9.1 million, up 20.9% compared to the same period in the prior year.
•	Operating margin of 1.6%, compared to 9.8% last year. Non-GAAP operating margin of 12.5%, compared to 13.1% last year.
•	Net income attributable to Sapiens’ shareholders totaled $3.2 million. Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.1 million, compared to $6.0 in the same period last year.
•	Diluted earnings per share of $0.07 per diluted share. Non-GAAP diluted earnings per share of $0.12 per diluted share, flat compared to the same period in the prior year.

Full Year 2017 Highlights:

•	Revenue increases 24.5% to $269.2 million. Non-GAAP revenue increased 25.8% from the same period in the prior year to $272.0 million.
•	Operating income totaled $1.0 million, down 96.0% from the same period in the prior year. Non-GAAP operating profit totaled $23.1 million, a decrease of 22.0% from last year.
•	Operating margin of 0.4%, compared to 11.5% in the same period in the prior year. Non-GAAP operating margin of 8.5%, compared to 13.7% last year.
•	Net income attributable to Sapiens’ shareholders totaled $0.4 million. Non-GAAP net income attributable to Sapiens’ shareholders totaled $15.5 million, a decrease of 35.8% from the same period in the prior year.
•	Diluted earnings per share of $0.01 per diluted share. Non-GAAP diluted earnings per share of $0.31 per diluted share.

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"We made progress in 2017 executing to our long-term strategy of becoming a leading global provider of insurance software solutions and services. We invested in acquisitions to gain rapid entrance into the US market where we acquired products and solutions, clients, personnel and resources, and strong brands in focused geographies and market segments, as well as R&D to improve our competitive advantages through internal development of products and solutions," said Roni Al-Dor, president and CEO, Sapiens. "From a growth and profitability perspective 2017 was a mixed year. We reported full year Non-GAAP revenue of $272 million, near the top of our revised 2017 guidance range, a year-over-year increase of 25.8%, primarily due to the acquisition of StoneRiver. However, we did not fully meet our 2017 expectations for profitability, with adjusted non-GAAP operating margin for the year of 8.5%".

Al-Dor concluded: “Sapiens is reiterating prior guidance for 2018 full-year revenues in the range of $280-$285 million (on a non-GAAP basis), an increase of approximately 3% to 5%. Growth is anticipated to be below prior year levels due to the elimination of certain non-core revenue, extension of the rollout time-line for a large client, certain projects that came through an acquisition that will not renew, and the loss of some revenue due to product duplication between StoneRiver and Adaptik. We are also maintaining expectations for adjusted operating margin a range of 12% to 13% (on a non-GAAP basis), based on integration, restructuring benefits, and maximizing our acquired talent.”

Quarterly Results Conference Call

Management will host a conference call and webcast today, March 8 at 9:00 a.m. Eastern Time (4:00 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until March 18, 2017, as follows:

North America: 1-888-782-4291; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

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Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition, acquisition-related costs, restructuring and cost reduction costs, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments, as well as the impact of one-time adjustment to our deferred taxes as a result of the U.S. Tax Cuts and Job act 2017.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

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Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition, acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

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Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	71,600	57,113	269,194	216,190
Cost of revenue	45,776	34,648	175,678	130,402

Gross profit	25,824	22,465	93,516	85,788

Operating expenses:
Research and development, net	8,427	5,087	31,955	16,488
Selling, marketing, general and administrative	16,265	11,787	60,559	44,460
Total operating expenses	24,692	16,874	92,514	60,948

Operating income	1,132	5,591	1,002	24,840

Financial expense (income), net	1,000	98	3,010	(533)
Taxes and other expenses, net	(3,301)	1,383	(2,564)	5,772

Net income	3,433	4,110	556	19,601
Attributed to non-controlling interest	(157)	(9)	(189)	(43)
Attributed to redeemable non-controlling interest	43	7	43	(134)
Adjustment to redeemable non-controlling interest	350	301	350	442
Net income attributable to Sapiens' shareholders	3,197	3,811	352	19,336

Basic earnings per share	0.07	0.08	0.01	0.40

Diluted earnings per share	0.07	0.08	0.01	0.40

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,325	49,021	49,170	48,947

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,032	49,935	49,926	49,780

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	72,448	57,113	272,003	216,190
Cost of revenue	42,931	33,263	165,336	124,423

Gross profit	29,517	23,850	106,667	91,767

Operating expenses:
Research and development, net	9,663	6,178	37,522	22,033
Selling, marketing, general and administrative	10,795	10,179	46,032	40,119
Total operating expenses	20,458	16,357	83,554	62,152

Operating income	9,059	7,493	23,113	29,615

Financial expense (income), net	1,000	(9)	2,780	(640)
Taxes and other expenses	2,033	1,533	4,940	6,179

Net income	6,026	5,969	15,393	24,076

Attributable to non-controlling interest	115	(11)	147	123

Net income attributable to Sapiens' shareholders	6,141	5,958	15,540	24,199

Basic earnings per share	0.12	0.12	0.32	0.49

Diluted earnings per share	0.12	0.12	0.31	0.49

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,325	49,021	49,170	48,947

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,032	49,935	49,926	49,780

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
GAAP revenue	71,600	57,113	269,194	216,190
Valuation adjustment on acquired deferred revenue	848	-	2,809	-
Non-GAAP revenue	72,448	57,113	272,003	216,190

GAAP gross profit	25,824	22,465	93,516	85,788
Revenue adjustment	848	-	2,809	-
Amortization of capitalized software	1,270	1,092	4,824	4,929
Amortization of other intangible assets	1,575	293	5,518	1,050
Non-GAAP gross profit	29,517	23,850	106,667	91,767

GAAP operating income (loss)	1,132	5,591	1,002	24,840
Gross profit adjustments	3,693	1,385	13,151	5,979
Capitalization of software development	(1,236)	(1,091)	(5,567)	(5,545)
Amortization of other intangible assets	489	300	1,725	1,207
Stock-based compensation	655	522	2,035	1,955
Compensation related to acquisition and acquisition-related costs	144	786	2,685	1,179
Restructuring and cost reduction plan	4,182	-	8,082	-
Non-GAAP operating income	9,059	7,493	23,113	29,615

GAAP net income (loss) attributable to Sapiens' shareholders	3,197	3,811	352	19,336
Operating income (loss) adjustments	7,927	1,902	22,111	4,775
Adjustment to redeemable non-controlling interest	350	302	350	443
Loss on sales of Marketable Securities	-	-	230	-
Tax and Other *	(5,333)	(57)	(7,503)	(355)
Non-GAAP net income attributable to Sapiens' shareholders	6,141	5,958	15,540	24,199

*Includes $3.8M US tax Cuts and Job Act Effect in 2017

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Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Twelve months ended
	December 31,				December 31,
	2017		2016		2017		2016
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	72,448	100%	57,113	100%	272,003	100%	216,190	100%
Gross profit	29,517	40.7%	23,850	41.8%	106,667	39.2%	91,767	42.4%
Operating profit	9,059	12.5%	7,493	13.1%	23,113	8.5%	29,615	13.7%
Net income to shareholders	6,141	8.5%	5,958	10.4%	15,540	5.7%	24,199	11.2%
Adjusted EBITDA	10,076	13.9%	8,298	14.5%	26,935	9.9%	32,450	15.0%

Basic earnings per share	0.12		0.12		0.32		0.49
Diluted earnings per share	0.12		0.12		0.31		0.49

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016

North America	31,580	32,780	28,544	19,465	21,107
Europe & South Africa	37,051	35,324	36,711	32,489	28,292
APAC	3,817	5,750	3,912	4,580	7,714

Total	72,448	73,854	69,167	56,534	57,113

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Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016

GAAP operating profit (loss)	1,132	5,591	1,002	24,840

Non-GAAP adjustments:
Amortization of capitalized software	1,270	1,092	4,824	4,929
Amortization of other intangible assets	2,064	593	7,243	2,257
Capitalization of software development	(1,236)	(1,091)	(5,567)	(5,545)
Stock-based compensation	655	522	2,035	1,955
Compensation related to acquisition and acquisition-related costs	144	786	2,685	1,179
Restructuring and cost reduction plan	4,182	-	8,082	-
Valuation adjustment on acquired deferred revenue	848	-	2,809	-

Non-GAAP operating profit	9,059	7,493	23,113	29,615

Depreciation	1,017	805	3,822	2,835

Adjusted EBITDA	10,076	8,298	26,935	32,450

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	71,467	60,908
Trade receivables, net	53,226	34,684
Other receivables and prepaid expenses	6,280	6,389
Marketable securities	-	18,220

Total current assets	130,973	120,201

LONG-TERM ASSETS
Marketable securities	-	17,228
Property and equipment, net	10,695	9,807
Severance pay fund	4,547	4,041
Goodwill and intangible assets, net	221,403	101,951
Other long-term assets	3,675	4,623
Total long-term assets	240,320	137,650

TOTAL ASSETS	371,293	257,851

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	7,044	6,562
Accrued expenses and other liabilities	46,277	32,049
Deferred revenue	16,513	9,137
Total current liabilities	69,834	47,748

LONG-TERM LIABILITIES
Other long-term liabilities	15,451	9,864
Debenture	78,281	-
Accrued severance pay	5,500	4,940

Total long-term liabilities	99,232	14,804

REDEEMABLE NON-CONTROLLING INTEREST	1,353	908

EQUITY	200,874	194,391

TOTAL LIABILITIES AND EQUITY	371,293	257,851

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	Year ended December 31,
	2017	2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	556	19,601
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	15,871	10,021
Amortization of premium, accrued interest and loss on sales of marketable securities	509	(516)
Stock-based compensation related to options issued to employees	2,270	1,955

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(5,253)	(5,435)
Deferred tax assets	(8,840)	1,664
Other operating assets	3,688	(3,309)
Trade payables	(1,388)	1,101
Other operating liabilities	118	2,223
Deferred revenues	1,249	(1,035)
Severance pay	(37)	(231)

Net cash provided by operating activities	8,743	26,039

Cash flows from investing activities:
Purchase of property and equipment	(2,622)	(4,664)
Purchase of marketable securities, net of interest received	-	(9,017)
Proceeds from sales of marketable securities	35,369	13,898
Payments for business acquisition, net of cash acquired	(103,103)	(4,382)
Capitalized software development costs	(5,567)	(5,545)
Restricted cash	-	1,393

Net cash used in investing activities	(75,923)	(8,317)

Cash flows from financing activities:
Proceeds from employee stock options exercised	1,823	890
Payment to shareholders in respect of acquisition	-	(1,440)
Loan received net of repayment of loan	-	(9,786)
Issuance of debenture, net	78,173	-
Repayment of loan	-	(824)
Distribution of dividend	(9,851)	(73)

Net cash provided by (used in) financing activities	70,145	(11,233)

Effect of exchange rate changes on cash and cash equivalents	7,594	68

Increase in cash and cash equivalents	10,559	6,557
Cash and cash equivalents at the beginning of period	60,908	54,351

Cash and cash equivalents at the end of period	71,467	60,908

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Debenture Covenants

As of December 31, 2017, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders' equity (excluding minority interest): above $120 million
▪	Actual shareholders’ equity equal to $200 million

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B debentures) bellow 65%
▪	Actual ratio of net financial indebtedness to net capitalization equal to (3.28)%.

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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